UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

¢	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-7598

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN

(Full title of the plan)

VARIAN MEDICAL SYSTEMS, INC.

(Name of issuer of the securities held pursuant to the plan)

3100 HANSEN WAY

PALO ALTO, CALIFORNIA 94304-1129

(Address of issuer’s principal executive office)

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Varian Medical Systems, Inc.

Retirement Plan

We have audited the financial statements of the Varian Medical Systems, Inc. Retirement Plan (the Plan) as of December 31, 2007 and 2006, and for the year ended December 31, 2007, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California

June 17, 2008

Varian Medical Systems, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
(in thousands of dollars)	2007	2006
Assets
Investments, at fair value (Note 4)	$567,664	$539,545

Contributions receivable
Participants	543	452
Employer	824	647

Total receivable	1,367	1,099

Net assets availale for benefits at fair value	569,031	540,644
Adjustment from fair value to contract value forfully benefit-responsive investment contracts	259	423

Net assets availale for benefits	$569,290	$541,067

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Statement of Changes In Net Assets Available for Benefits

(in thousands of dollars)	Year Ended December 31, 2007
Additions to net assets attributed to
Net unrealized and realized appreciation in the fair value of investments	$21,077
Interest income	32,088

Total investment income	53,165

Contributions
Participants	22,332
Employer	9,926

Total contributions	32,258

Total additions	85,423

Deductions from net assets attributed to
Benefits paid to participants	56,872
Administrative expenses	328

Total deductions	57,200

Net increase in net assets	28,223
Net assets available for benefits
Beginning of year	541,067

End of year	$569,290

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Prospectus of the Plan for more detailed information.

The Plan was established to provide benefits to those eligible employees of Varian Medical Systems, Inc., (the “Company”) who elect to participate. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee. Expenses for administering the Plan are primarily the responsibility of the Plan participants.

Eligibility

Employees are eligible to enroll in the Plan immediately after they are hired by the Company.

Participant Contributions

Participants in the Plan may make a minimum contribution of 1% of their eligible base pay up to a maximum of 25% of their eligible base pay on a pre-tax basis, subject to statutory annual limitations. Participants must complete one year of service before making any after-tax contributions to the Plan, up to a maximum of 15% of their eligible base pay. Eligible base pay is defined by the Plan and includes an employee’s Management Incentive Plan (“MIP”) bonus and Varian performance incentive plan bonus. Employees of the Company may elect to have their Employee Incentive Plan (“EIP”) bonus paid out in cash or deposited directly to their Plan account in 10% increments. All participant contributions are subject to statutory annual limitations and Plan rules. Participants may make rollover contributions to the Plan representing distributions from other qualified retirement plans.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

Employer Contributions

Upon completion of one year of service with the Company, participants are entitled to receive Company matching contributions. The Company’s matching contribution is 100% of a participant’s before-tax and/or after-tax contribution, up to a maximum of 6% of the participant’s eligible base pay. The Company’s matching contribution for an employee’s EIP bonus that is deferred into the Plan is 6%. The Company may make a discretionary retirement profit-sharing contribution to the Plan for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants’ portions of the Company’s retirement profit sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Plan year. No discretionary Company retirement profit-sharing contributions were made for the year ended December 31, 2007.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant contributions, eligible base pay, earnings or account balances, as defined.

Participants are immediately fully vested in their contributions and Company contributions. Contributions made to the Plan are allocated among a variety of investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction. Participants may transfer account balances and the investment of their future contributions, among these funds.

Participant Loans

Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan. Loan balances are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the date requested. As of December 31, 2007, the interest rates on outstanding loans range from 5% to 9.25% with various maturities through December 2012. Principal and interest are paid ratably through payroll deductions over five years or less. Upon employment termination, the entire loan balance becomes immediately due and payable unless the participant arranges to repay the loan through automatic, periodic payments from the participant’s bank account or by using a coupon book for remitting payment.

Payment of Benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their accounts or annual installments over a period of years. Upon termination of service for other reasons, a participant’s account will be paid in a single lump sum. A qualified annuity may be available to participants who had after-tax contributions or Company matching contributions prior to January 1, 2003. The Plan allows for the automatic lump sum distribution of participant account balances that do not exceed $1,000.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

Hardship Distributions

Participants are allowed to withdraw funds from the Plan in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal). Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared utilizing the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options in mutual funds, a common/collective trust, and the Varian Medical Systems Stock Fund, which are invested in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Investments of the Plan held in money market and mutual funds are valued at fair value as determined by quoted market prices. Investments held in the Varian Medical Systems Stock Fund are stated at net asset value, as determined by the investment manager, based on the fair value of the underlying securities. Investments in the common/collective trust are valued at fair value, as determined by Fidelity Trust.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair value. The Plan presents in its investment income the net appreciation in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on these investments.

Payment of Benefits

Benefits are recorded when paid.

3.	New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan will adopt the provisions of SFAS No. 157 for its December 31, 2008 financial statements. The Plan is currently evaluating the potential impact of adoption of SFAS No. 157; however, management does not believe adoption will have a material impact on the Plan’s financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

4.	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31:

	December 31,
(in thousands of dollars)	2007	2006
Fidelity Growth Company Fund	$110,441	$100,859
Vanguard Institutional Index	102,439	60,881
PIMCO Total Return	88,439	85,882
Fidelity Balanced Fund	57,846	55,997
Fidelity Diversified International	40,266	37,177
NB Genesis	37,723	32,461
Fidelity Managed Income Portfolio II	34,178	35,300
Fidelity Growth and Income Portfolio *	—	54,948

*	Investment did not represent 5% of Plan net assets at December 31, 2007.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $21,077,000 as follows:

(in thousands of dollars)
Mutual funds	$19,600
Common stock	1,477

21,077

Investment Contracts

The Fidelity Managed Income Portfolio II Fund is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive).

In accordance with the FSP, the Fidelity Managed Income Portfolio II Fund is presented at fair value on the statements of net assets available for benefits. The adjustment from fair value to contract value is based on the contract value as reported by Fidelity Trust (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses).

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

5.	Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions and/or 25% of their account balance in the Varian Medical Systems Stock Fund. Investments in the Company’s common stock at December 31, 2007, and 2006 consisted of 331,118 and 393,859 shares, respectively, with fair market values of approximately $17,271,000 and $18,736,000 respectively. The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock Fund, approximately $444,000 and $421,000 at December 31, 2007, and 2006, respectively, is invested in the Fidelity Institutional Money Market Portfolio to allow for timely handling of exchanges, withdrawals and distributions.

Certain investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan for the year ended December 31, 2007 were $328,000.

6.	Income Tax Status

The Plan obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Plan design is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently amended; however, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

8.	Reconciliation to Form 5500

The following schedule is a reconciliation of net assets available for benefits and changes in net assets available for benefits per financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
(in thousands of dollars)
Net assets available for benefits per the financial statements	$569,290	$541,067
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(259)	(423)

Net assets available for benefits per the Form 5500	$569,031	$540,644

Change in net assets available for benefits per the financial statements	$28,223
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	164

Change in net assets available for benefits per the Form 5500	$28,387

Supplemental Schedule

Varian Medical Systems, Inc. Retirement Plan Schedule H, Item 4i – Schedule of Assets (Held at End of Year) December 31, 2007	EIN: 94-2359345

(a) Identity of Issuer	(b) Description of Investment	(c) Units	(e) Current Value

* Fidelity Growth Company Fund	Mutual Fund		$110,441,495
Vanguard Institutional Index	Mutual Fund		102,439,287
PIMCO Total Return	Mutual Fund		88,439,129
* Fidelity Balanced Fund	Mutual Fund		57,846,289
* Fidelity Diversified International	Mutual Fund		40,265,743
NB Genesis	Mutual Fund		37,723,085
* Fidelity Freedom 2020	Mutual Fund		12,963,326
* Fidelity Freedom 2030	Mutual Fund		10,059,893
* Spartan International Index	Mutual Fund		8,839,589
H&W Large Cap Value I	Mutual Fund		8,111,610
Dodge & Cox International Stock	Mutual Fund		7,087,382
* Fidelity Freedom 2010	Mutual Fund		5,233,589
* Fidelity Freedom 2040	Mutual Fund		4,911,022
* Spartan Total Market Index	Mutual Fund		4,718,413
Vanguard Small Cap Index Inv	Mutual Fund		4,542,622
Century Small Cap Select Instl CL	Mutual Fund		3,782,531
Vanguard Total Bond Market Index	Mutual Fund		3,149,629
* Fidelity Freedom Income	Mutual Fund		1,612,192
* Fidelity Freedom 2000	Mutual Fund		150,719
* Fidelity Growth and Income Portfolio	Mutual Fund		302
* Fidelity Managed Income Portfolio II	Common/Collective Trust		34,177,674
Varian Medical Systems Stock Fund	Common Stock		17,271,115
* Fidelity Institutional Money Market Portfolio	Money Market		443,925
Participant Loans	Range of Interest from 5% to 9.25%		3,453,246

			$567,663,807

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VARIAN MEDICAL SYSTEMS INC. RETIREMENT PLAN

By:	Varian Medical Systems, Inc.

By:	/s/ Wendy S. Reitherman
Wendy S. Reitherman Corporate Vice President, Human Resources

Date: June 18, 2008